ANNUAL GENERAL MEETING 12 August 2013 Exhibit 99.7

Annual General Meeting 12 August 2013 Chairman’s Address - Michael Hammes 2

Annual General Meeting 12 August 2013 CEO’s Address – Louis Gries 3

AGENDA 4 • Global Strategy • Results Overview – Full Year 2013 and Q1 FY2014 • USA and Europe Fibre Cement • Group Summary • Group Outlook

GLOBAL STRATEGY
Industry Leadership and Profitable
Growth
5
• Aggressively grow demand for our
products in targeted market segments
• Grow our overall market position while
defending our share in existing market
segments
• Introduce differentiated products to
deliver a sustainable competitive
advantage

GROUP OVERVIEW
1 Comparisons are of the
1st
quarter FY2014 and full fiscal year as at 31 March 2013 versus the
1st
quarter and full year result of the prior fiscal year.
2 Includes $485.2m tax benefit arising on conclusion of RCI’s disputed amended assessment with the Australian Taxation Office.

6
US$ Millions FY2013 FY2012 % Change Q1
FY2014
Q1
FY2013
% Change
Net operating (loss) profit 45.5 604.3 (92) 142.2 68.5 -
Net operating profit excluding asbestos,
asset impairments, ASIC expenses, New
Zealand product liability expenses and
tax adjustments
140.8 144.3 (2) 52.0 43.8 19

EBIT and EBIT Margin
EBIT US$M
EBIT Margin
80
70
60
50
40
30
20
10
0
35
30
25
20
15
10
5
0
FY09
FY10
FY11
FY12
FY13
FY14
EBIT
EBIT Margin

1 Excludes asset impairment charges of US$14.3 million in 4 th quarter FY12, US$5.8 million in 3 rd quarter FY13 and US$11.1 million in 4 th quarter FY13 7 USA AND EUROPE FIBRE CEMENT 1

• Net operating profit of US$52.0 million, which excludes asbestos, ASIC expenses,
New Zealand product liability expenses and tax adjustments, reflected:
• Improved sales volumes and higher average net sales prices in both the USA and Europe and the Asia Pacific Fibre Cement segments
• Increased employment and marketing costs in the US due to ramp up of organisational capabilities that occurred in the second half of the prior fiscal year
• Higher operating earnings in the US business with the USA and Europe Fibre
Cement EBIT margin at 21.4% for the quarter
• Increased contribution by the Asia Pacific Fibre Cement segment with adjusted
EBIT margin for the quarter at 22.4%
• Ongoing investment in the refurbishment and re-commissioning of our Fontana,
California plant which remains scheduled to reopen in early calendar year 2014
• Purchase of the previously-leased land and buildings at our Carole Park, Brisbane facility
Q1 FY14 RESULT - GROUP SUMMARY

FY14 GUIDANCE
• Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2014 is between US$165 million and US$194 million
• Management expects full year earnings excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments to be within that range
• Guidance is dependent on, among other things, housing industry conditions in the US continuing to improve and an average exchange rate at or near current levels applying for the balance of the year ending 31 March 2014
• Although US housing activity has been improving for some time, market conditions remain somewhat uncertain and some input costs remain volatile
• Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods

GROUP OUTLOOK
USA and Europe Fibre Cement
• The US operating environment continues to reflect an increasing number of housing starts and improving house values
• Pick-up in repair and remodelling activity becoming apparent
• The company is continuing with its plan to invest in capacity expansions through re-commissioning of idled facilities in future periods
• The company expects EBIT to revenue margin to be above 20% for FY14, absent major adverse external factors
Asia Pacific Fibre Cement
• In Australia, dwelling approvals continue to track on a gradual upward trend, however the company is not anticipating any substantial increase in net sales revenue in FY14
• In New Zealand, the housing market continues to improve
• In the Philippines, the business is experiencing growth in its core market segments and is expected to deliver consistent earnings over the next 12 months

Annual General Meeting 12 August 2013 Items of Business 11

RESOLUTION 1:
Financial Statements and Reports for Fiscal Year
2013

• To receive and consider the financial statements and reports of the
Directors and external auditor for the fiscal year ended 31 March
2013

RESOLUTION 1:
Financial Statements and Reports for Fiscal Year
2013

PROXY RESULTS:
Votes %*
For 353,440,980 99.96
Against 22,285 0.01
Open 125,832 0.04
Abstain 5,400,873 N/A
Excluded 0 N/A
* - percentages have been rounded

RESOLUTION 2: Remuneration Report for Fiscal Year 2013 14 • To receive and consider the Remuneration Report of the company for the fiscal year ended 31 March 2013

RESOLUTION 2:
Remuneration Report for Fiscal Year 2013

PROXY RESULTS:
Votes %*
For 328,838,459 91.66
Against 29,829,076 8.31
Open 123,632 0.03
Abstain 198,803 N/A
Excluded 0 N/A
* - percentages have been rounded

RESOLUTION 3:
Re-election of Directors
a. That David Harrison, who retires by rotation in accordance with the
Articles of Association, be re-elected as a director.
b. That Donald McGauchie AO, who retires by rotation in accordance with the Articles of Association, be re-elected as a director.

RESOLUTION 3(a):
Re-election of Directors – David Harrison

PROXY RESULTS:
Votes %*
For 355,803,291 99.13
Against 3,019,165 0.84
Open 123,632 0.03
Abstain 43,882 N/A
Excluded 0 N/A
* - percentages have been rounded

RESOLUTION 3(b):
Re-election of Directors – Donald McGauchie AO

PROXY RESULTS:
Votes %*
For 337,584,498 98.27
Against 5,813,697 1.69
Open 123,632 0.04
Abstain 15,468,143 N/A
Excluded 0 N/A
* - percentages have been rounded

RESOLUTION 4: Authority to Fix the External Auditor’s Remuneration 19 • That the Board be authorised to fix the remuneration of the external auditor for the financial year ended 31 March 2014.

RESOLUTION 4:
Authority to Fix the External Auditor’s Remuneration

PROXY RESULTS:
Votes %*
For 358,669,880 99.95
Against 66,081 0.02
Open 126,132 0.04
Abstain 127,877 N/A
Excluded 0 N/A
* - percentages have been rounded

RESOLUTION 5:
Grant of Return on Capital Employed Restricted Stock
Units

• Approve the grant of Return on Capital Employed Restricted Stock
Units (RSUs) under the company’s Long Term Incentive Plan to the
CEO, Louis Gries

RESOLUTION 5:
Grant of Return on Capital Employed Restricted Stock
Units

PROXY RESULTS:
Votes %*
For 356,243,601 99.48
Against 1,739,439 0.49
Open 428,464 0.03
Abstain 189,224 N/A
Excluded
523,832
N/A
* - percentages have been rounded

RESOLUTION 6:
Grant of Relative Total Shareholder Returns (TSR)
RSUs

• Approve the grant of RSUs with a Relative Total Shareholder Return
(TSR) hurdle under the company’s Long Term Incentive Plan to the
CEO, Louis Gries.

RESOLUTION 6:
Grant of Relative Total Shareholder Returns (TSR)
RSUs

PROXY RESULTS:
Votes %*
For 326,259,283 91.15
Against 31,575,033 8.82
Open 428,464 0.03
Abstain 189,358 N/A
Excluded
523,832
N/A
* - percentages have been rounded

OTHER ITEMS OF BUSINESS 25

ANNUAL GENERAL MEETING 12 August 2013

Disclaimer:
This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others.
Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private
Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:

• statements about the company’s future performance;
• projections of the company’s results of operations or financial condition;
• statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
• expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
• expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
• expectations concerning dividend payments and share buy-backs;
• statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
• statements regarding tax liabilities and related audits, reviews and proceedings;
• statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and
Investments Commission (ASIC);
• statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand
Ministry of Education and the potential product liabilities, if any, associated with such proceedings;
• expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
• expectations concerning indemnification obligations;
• expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
• statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
• statements about economic conditions, such as change in the US economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Disclaimer (continued):
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,”
“objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the
Securities and Exchange Commission on 27 June 2013, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to
Ireland, including changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with
Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

ANNUAL GENERAL MEETING 12 August 2013